NEWS RELEASE

INTERNATIONAL GAME TECHNOLOGY PLC ANNOUNCES PLANS TO ISSUE SENIOR SECURED NOTES DENOMINATED IN U.S. DOLLARS

LONDON, U.K. – June 8, 2020 – International Game Technology PLC (NYSE: IGT) ("IGT") today announced that it intends to proceed with a benchmark offering of senior secured notes denominated in U.S. Dollars (the "Notes"), subject to customary market and closing conditions (the "Offering"). Application has been made for the Notes to be listed on the Official List of Euronext Dublin and admitted to trading on the Global Exchange Market of Euronext Dublin.

IGT intends to use the proceeds from the Offering to fund an offer to purchase for cash of up to an aggregate $300,000,000 principal amount (subject to increase or decrease at the discretion of IGT) of its $1,500,000,000 6.250% Senior Secured Notes due 2022 (the "Tender Offer"), to repay utilizations and pay related accrued interest under IGT's revolving credit facilities, to pay certain debt issuance costs incurred in connection with the Offering and certain fees and expenses incurred in connection with the Tender Offer, to increase cash on hand or any combination of the foregoing.

The Notes have not been, and will not be, registered under the Securities Act of 1933, as amended (the "Securities Act"), and may not be offered or sold in the United States without registration under the Securities Act or pursuant to an applicable exemption from such registration.

The Notes are being offered and sold only (i) in the United States to qualified institutional buyers in accordance with Rule 144A under the Securities Act and (ii) outside the United States to non-U.S. persons in accordance with Regulation S under the Securities Act.

This news release does not constitute an offer to sell, or a solicitation of an offer to buy, any security, nor shall there be any sale of any security in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

Neither the content of IGT's website nor any website accessible by hyperlinks on IGT's website is incorporated in, or forms part of, this news release.

The distribution of this news release into certain jurisdictions may be restricted by law. Persons into whose possession this announcement comes should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

In any European Economic Area Member State, this news release is only addressed to and is only directed at qualified investors in that Member State within the meaning of Regulation (EU) 2017/1129.

The communication of this news release and any other documents or materials relating thereto is not being made, and such documents or materials have not been approved, by an authorized person for the purposes of Section 21 of the Financial Services and Markets Act 2000, as amended (the "FSMA"). Accordingly, such documents or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. The communication of such documents or materials is exempt from the restriction on financial promotions under Section 21 of the FSMA on the basis that it is only directed at and may be communicated to (i) persons who have professional experience in matters relating to investments, being investment professionals as defined in Article 19 of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the "Financial Promotion Order"); (ii) persons who fall within Article 43(2) of the Financial Promotion Order; or (iii) any other persons to whom these documents or materials may lawfully be made under the Financial Promotion Order. Any investment or investment activity to which this news release relates is available only to such persons or will be engaged only with such persons and other persons should not rely on it.

About IGT

IGT (NYSE:IGT) is the global leader in gaming. We deliver entertaining and responsible gaming experiences for players across all channels and regulated segments, from Gaming Machines and Lotteries to Sports Betting and Digital. Leveraging a wealth of compelling content, substantial investment in innovation, player insights, operational expertise, and leading-edge technology, our solutions deliver unrivalled gaming experiences that engage players and drive growth. We have a well-established local presence and relationships with governments and regulators in more than 100 countries around the world, and create value by adhering to the highest standards of service, integrity, and responsibility. IGT has approximately 12,000 employees. For more information, please visit www.IGT.com.

Cautionary Statement Regarding Forward-Looking Statements

This news release may contain forward-looking statements (including within the meaning of the Private Securities Litigation Reform Act of 1995) concerning International Game Technology PLC and its consolidated subsidiaries (the "Company") and other matters. These statements may discuss goals, intentions, and expectations as to future plans, trends, events, dividends, results of operations, or financial condition, or otherwise, based on current beliefs of the management of the Company as well as assumptions made by, and information currently available to, such management. Forward-looking statements may be accompanied by words such as "aim," "anticipate," "believe," "plan," "could," "would," "should," "shall", "continue," "estimate," "expect," "forecast," "future," "guidance," "intend," "may," "will," "possible," "potential," "predict," "project" or the negative or other variations of them. These forward-looking statements speak only as of the date on which such statements are made and are subject to various risks and uncertainties, many of which are outside the Company's control. Should one or more of these risks or uncertainties materialize, or should any of the underlying assumptions prove incorrect, actual results may differ materially from those predicted in the forward-looking statements and from past results, performance, or achievements. Therefore, you should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include (but are not limited to) the uncertainty of the duration, extent, and effects of the COVID-19 pandemic and the response of governments, including government-mandated property closures and travel restrictions, and other third parties on the Company's business, results of operations, cash flows, liquidity and development prospects and the factors and risks described in the Company's annual report on Form 20-F for the financial year ended December 31, 2019 and other documents filed from time to time with the SEC, which are available on the SEC's website at www.sec.gov and on the investor relations section of the Company's website at www.IGT.com. Except as required under applicable law, the Company does not assume any obligation to update these forward-looking statements. You should carefully consider these factors and other risks and uncertainties that affect the Company's business. Nothing in this news release is intended, or is to be construed, as a profit forecast or to be interpreted to mean that the financial performance of International Game Technology PLC for the current or any future financial years will necessarily match or exceed the historical published financial performance or International Game Technology PLC, as applicable. All forward-looking statements contained in this news release are qualified in their entirety by this cautionary statement. All subsequent written or oral forward-looking statements attributable to International Game Technology PLC, or persons acting on its behalf, are expressly qualified in their entirety by this cautionary statement.

Contacts

Phil O'Shaughnessy, Global Communications, toll free in U.S./Canada +1 (844) IGT-7452; outside U.S./Canada +1 (401) 392-7452
Francesco Luti, +39 3485475493; for Italian media inquiries
James Hurley, Investor Relations, +1 (401) 392-7190